Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: bclark@caneclark.com

September 28, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: John L. Krug

Re: eRXSYS, Inc.
Preliminary proxy statement filed September 19, 2005
File No. 0-33165
________________________________________________________________________________

We write on behalf of eRXSYS, Inc. (the “Company”) in response to Staff's letter of September 22, 2005 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary proxy statement filed September 19, 2005 (the “Comment Letter”). On behalf of the Company, we have filed a Revised Preliminary Proxy on Schedule 14A and provided additional disclosure as requested in the Comment Letter.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Committees of the board of directors, page 9

1.	Please expand the discussion to provide the information requested by Items 7(d)(2) and 7(d)(3) of Schedule 14A.

In response to this comment, the Company expended the discussion regarding the committees of the board of directors to include information requested by Items 7(d)(2) and 7(d)(3) of Schedule 14A.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,

/s/ Bryan R. Clark
Bryan R. Clark